Exhibit 99.9

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Minefinders Corporation Ltd.

We consent to the inclusion in this this annual report on Form 40-F of:

  our auditors’ Report dated February 25, 2010 on the consolidated balance sheets of Minefinders Corporation Ltd. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2009;

  our Report of Independent Registered Public Accounting Firm dated February 25, 2010 on the Company’s internal control over financial reporting as of December 31, 2009.

We also consent to the incorporation by reference in the registration statements (Nos. 333-103893, 333-108001, 333-111255, and 333-117611) on Form S-8 and (Nos. 333-138709 and 333-155590) on Form F-10 of the Company of our report dated February 25, 2010 with respect to the consolidated balance sheets of the Company as at December 31, 2008 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2009 and our report dated February 25, 2010 with respect to the effectiveness of internal control over financial reporting as of December 31, 2009, included herein.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
March 1, 2010

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.